Exhibit 99.1

Logistic Properties of the Americas Appoints Luis Carlos Conejo as

Country Manager for Costa Rica

San José, Costa Rica – September 16, 2024 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), a leading developer, owner and manager of institutional quality, Class A industrial and logistics real estate in Central and South America, today announced the promotion of Luis Carlos Conejo to Country Manager for Costa Rica, effective September 15, 2024. Mr. Conejo succeeds Aris Stamatiadis, who is stepping down from his full time role to pursue other endeavors but will remain associated with LPA in an advisory role for the foreseeable future.

Luis Carlos Conejo has over 20 years of experience in the logistics and real estate industries, including the last five years with LPA, and has a proven track record of driving growth and operational excellence. His deep knowledge of Costa Rica’s logistics market and strong leadership skills make him the ideal candidate to lead our company’s continued expansion in the country.

Esteban Saldarriaga, CEO of LPA, said, “We are excited to expand Luis Carlos’s role and responsibilities. His leadership, talent and vision will be instrumental as we continue to build on our strong foundation and explore new growth opportunities in the region.” Mr. Saldarriaga added, “We are grateful to Aris for his many contributions to LPA. He played a key role in expanding our company’s footprint and strengthening relationships with many of our stakeholders. We wish Aris much success in his new pursuits and look forward to continuing to work with him in a different capacity.”

Mr. Conejo said, “I am honored to become LPA’s lead for Costa Rica, particularly at such a dynamic and pivotal time for our platform. I look forward to continuing to deepen LPA’s presence in the region in order to advance our mission of providing top-tier logistics solutions in our underpenetrated logistic real estate markets. These efforts will also position us strongly for the next investment cycle as interest rates ease and as we benefit from nearshoring trends that are positively impacting our markets both directly and indirectly.”

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of Class A institutional quality, industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LPA expects its strong customer relationships and insight to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of June 30, 2024, LPA consisted of an operating and development portfolio of thirty-one logistic facilities in Colombia, Peru and Costa Rica totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area. For more information visit https://ir.lpamericas.com